SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                  Under the Securities Exchange Act of 1934

                                 Tom Brown, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   11566020
                                 (CUSIP Number)

                                Annabel M. Jones
                Assistant General Counsel - Corporate Affairs
                             Two West Second Street
                              Tulsa, Oklahoma 74103
                                 (918) 591-1006
                           (918) 591-1718 (facsimile)

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                October 15, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box. [ ]


CUSIP No.  11566020



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      1)    Name of Reporting  Persons  I.R.S.  Identification  Nos. of Above
            Persons (entities only)

            Compression, Inc.; 73-1424038

      2)    Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
            Instructions)
            (a)
            (b) X

      3)    SEC Use Only

      4)    Source of Funds (See Instructions)  AF

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      6)    Citizenship or Place or Organization - Oklahoma

      7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power - 3,247,100

      8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power - -0-

      9) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power - 3,247,100

      10) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power - -0-

      11)   Aggregate  Amount  Beneficially  Owned by Each Reporting  Person -
            3,247,100

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11)- 11.10%

      14)   Type of Reporting Person (See Instructions) CO



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                       Amendment to Statement on Schedule 13D

      This Amendment No. 4 to Statement on Schedule 13D (this "Amendment") amends the Statement on Schedule 13D dated September 10, 1998, as amended on October 1, October 6, and October 9, 1998 (the "Statement") of Compression, Inc., an Oklahoma corporation ("Compression") and a wholly-owned subsidiary of Samson Investment Company ("Samson"), with respect to shares of the common stock, par value of $.10 per share (the "Common Stock") of Tom Brown, Inc., a Delaware corporation ("Issuer"). Capitalized terms used but not defined herein are defined in the Statement and are used herein with the same meanings ascribed thereto in the Statement.

Item 3.     Source and Amount of Funds or Other Consideration

      Compression, through an advance from its parent, Samson, has paid $3,410,118.75 for the shares of Common Stock of Issuer reported by this Amendment.


Item 5.     Interest in Securities of the Issuer

      (a) See Line 11 on cover page of this Form 13D.

      (b)   See Lines 7 through 10 on cover page of this Form 13D.

      (c) The following chart sets forth the purchases of Common Stock in Issuer made by Compression since the filing date of the Statement on October 6, 1998. All of such purchases were made in brokerage transactions through the open market. The percentage of ownership disclosed below is based on 29,259,989 outstanding shares, the number of outstanding shares in Issuer as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

                                                         Total
                                                         Shares          %
No. of Shares        Price Per Share         Date        Owned         Owned

     10,000              $10 7/8           10/13/98     see below    see below
      7,500              $10 3/4           10/13/98     2,923,000      9.9898%

    324,100              $ 9 15/16         10/15/98     3,247,100     11.0974%

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

      (e) Not applicable.



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Item 7.     Material to Be Filed as Exhibits

            None

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 19, 1998

Signature  /s/    Dennis R. Neill
                  ----------------

Name/Title:       Dennis R. Neill
                  President
                  Compression, Inc.

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